Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater begins repositioning its US PGM operations for lower cost structure to secure operational sustainability

Johannesburg, 29 November 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises stakeholders that it has today given notice to its employees and contractors, that it will be implementing a restructuring of its US PGM operations to reduce the operating and capital cost structures and ensure sustainability through a lower palladium price environment.

The restructuring follows an initial repositioning for the changing macro environment announced in July 2022 (https://www.sibanyestillwater.com/features/2022/us-pgm-operations-review/), with the subsequent anticipated decline in the palladium price and impact of ongoing inflationary cost pressures at the operations, necessitating a reduction in the cost structures.

The restructuring is expected to affect approximately 100 Sibanye-Stillwater employees, the majority of which are at the Stillwater Mine, with the remainder spread between the East Boulder Mine, the Columbus Metallurgical Complex and Columbus offices as well as remote work locations. This follows attrition of approximately 20 employees since beginning of October 2023. A significant amount of contract workers other than essential services will also be impacted, with the approximately 187 contract workers (69% of current primary mining contract workers) affected across the sites.

The restructuring is not expected to significantly impact current 2E mine production or recycling production but will result in significantly lower costs and capital.

Neal Froneman, CEO of Sibanye-Stillwater commented: "We have taken decisive action to address costs at the US PGM operations, to ensure the sustainability of these long-life operations during a challenging period of lower than anticipated PGM prices. This is not a decision we have taken lightly, and we will engage frankly and candidly with affected stakeholders during this challenging period."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).